PRESS RELEASE

Sanofi and Bristol-Myers Squibb Announce Restructuring of Alliance Agreement

- Revised Agreement Simplifies Alliance by Streamlining Operational Responsibilities Consistent with Each Company’s Strategic Priorities -

Paris, France, and New York, NY- October 3, 2012 - Sanofi (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) today announced they have restructured their successful long-term alliance following the loss of exclusivity of Plavix and Avapro/Avalide in many major markets.

Under the terms of the revised agreement, which will go into effect January 1, 2013, Bristol-Myers Squibb will return to Sanofi its rights to Plavix and Avapro/Avalide in all markets worldwide with the exception of Plavix in the U.S. and Puerto Rico, giving Sanofi sole control and freedom to operate commercially. In exchange, Bristol-Myers Squibb will receive royalty payments on Sanofi’s sales of branded and unbranded Plavix worldwide, excluding the U.S. and Puerto Rico, and on sales of branded and unbranded Avapro/Avalide worldwide, in each case through 2018, and will receive a terminal payment of U.S. $200 million from Sanofi in December 2018. Plavix rights in the U.S. and Puerto Rico will continue unchanged under the terms of the existing agreement through December 2019.

“Bristol-Myers Squibb and Sanofi have had a long and successful collaboration helping patients with cardiovascular disease,” said Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb. “This revised agreement simplifies operations and supports Bristol-Myers Squibb’s ability to focus on delivering our promising, innovation-driven R&D portfolio and setting the foundation for future success.”

“Our alliance with Bristol-Myers Squibb has been extremely successful and value-generating for both partners,” said Hanspeter Spek, President, Global Operations, Sanofi. “The revised agreement further supports Sanofi’s strategic priorities while continuing to offer the clinical benefits of these well-established products to millions of patients around the world.”

In addition, under the terms of the agreement ongoing disputes between the companies related to the alliance have been resolved. The resolution of these disputes includes various commitments by both companies, including a one-time payment of $80 million by Bristol-Myers Squibb to Sanofi in relation to the Avalide supply disruption in the U.S. in 2011.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts :

Sanofi Media Relations	Sanofi Investor Relations
Marisol Péron	Sébastien Martel
+ (33) 1 53 77 45 02	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

Bristol-Myers Squibb	Bristol-Myers Squibb Investor Relations
Jennifer Fron Mauer	John Elicker
+ (1) 609 252 6579	+ (1) 609 252 4611
Jennifer.mauer@bms.com	john.elicker@bms.com

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